Prospectus Supplement No. 4   **Filed Pursuant to Rule 424(b)(3)**
(To Prospectus Dated October 22, 2001)   **Registration No. 333-68526**

AMERICAN GREETINGS CORPORATION

**175,000,000 Principal Amount of 7.00% Convertible
Subordinated Notes due July 15, 2006**

and

**12,590,655 Class A Common Shares Issuable
Upon Conversion of the Notes**

This Prospectus Supplement (the "Supplement") supplements the Prospectus dated October 22, 2001 contained in the Registration Statement on Form S-3 (Commission File No. 333-68526) of American Greetings Corporation (the "Company"). This Supplement relates to the resale by the Selling Securityholders named herein under the heading "Selling Securityholders" (the "Selling Securityholders") of (i) up to $7,771,000 aggregate principal amount of the Company's 7.00% Convertible Subordinated Notes due 2006 (the "Notes") and (ii) up to 559,595 of the Company's Class A Common Shares (and such indeterminate number of additional shares as may be issued pursuant to anti-dilution adjustments) issuable upon conversion of the Notes The Notes originally were issued in private placements on June 29, 2001 and July 20, 2001 This Supplement should be read together with the Prospectus dated October 22, 2001, which should be delivered with this Supplement. Each capitalized term used in this Supplement but not defined herein has the meaning given it in the Prospectus.

The Company's Class A Common Shares are traded on the New York Stock Exchange under the symbol "AM." On January 9, 2003 the last reported sale price for the Class A Common Shares was $15.94 per share.

The Notes are not listed on any securities exchange or included in any automated quotation system, but they currently are designated for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc.

The Notes are unsecured obligations of the Company and are subordinate in right of payment to all current and future senior debt of the Company. As of November 30, 2002, the Company had $695.7 million of senior debt outstanding and its subsidiaries had $173.2 million of outstanding debt and other liabilities (including trade payables). The Indenture permits the incurrence of additional indebtedness or other liabilities by the Company or its subsidiaries in the future.

The date of this Prospectus Supplement is January 10, 2003

SELLING SECURITYHOLDERS

The following table sets forth information concerning the aggregate principal amount of Notes beneficially owned by each Selling Securityholder, as of January 8, 2003, and the number of Class A Common Shares issuable upon conversion of the Notes held by such holders, which may be offered from time to time pursuant to this Supplement. Other than ownership of the Company's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years, other than an affiliate of Goldman Sachs & Company which, during such period, has acted as an Initial Purchaser of the Notes and of the Company's 11.75% Senior Subordinated Notes due 2008 and as a financial advisor to the Company. The table below has been prepared on the basis of information furnished to the Company by or on behalf of the Selling Securityholders. The information below supplements the information contained in the Prospectus under the caption "Selling Securityholders." Since all or any of the Notes or Class A Common Shares listed below may be offered for sale by the Selling Securityholders from time to time, no estimate can be given as to the percentage of outstanding Notes or Class A Common Shares that will be held by any Selling Securityholders upon termination of sales pursuant to this Supplement.

Name (1)	Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding	Underlying Class A Common Shares that May Be Sold (2)	Percentage of Class A Common Shares Outstanding After the offering (3)
Copperneff Convertible Strategies (Cayman) Master Fund, L.P.	$ 541,000	*	38,923	*
BTPO Growth vs. Value Fund	$3,500,000	2.0%	251,813	*
BTES- Convertible ARB Fund	$ 715,000	*	51,441	*
Rock Capital Partners, LLC	$1,500,000	*	107,919	*
Sturgeon Limited	$1,515,000	*	108,999	*
TOTAL	$7,771,000	4.4%	559,095	

• Less than 1%

(1) The Selling Securityholders and the amount of Notes held by them are set forth herein as of January 8, 2003 and will be updated as required.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of 71.9466 Class A Common Shares per $1,000 principal amount of Notes. The conversion rate and the number of Class A Common Shares issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes — Conversion Rights" in the Prospectus. Accordingly, the number of Class A Common Shares issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Based upon 65,982,630 Class A Common Shares outstanding as of November 30, 2002 and treating as outstanding the total number of Class A Common Shares shown as being issuable upon the assumed conversion by the named Selling Securityholder of the full amount of such Selling Securityholder's Notes, but not assuming the conversion of the Notes of any other Selling Securityholder.

2